SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS - GAFISA GROUP	4Q12

--- Gafisa Group unit deliveries increased 43% y-o-y to 9,378 in 4Q12 ---

--- 2012 unit deliveries increased 20% y-o-y and exceeded the upper end of full-year guidance ---

--- Consolidated free cash generation was positive at around R$ 310 million in 4Q12 ---

--- Operational consolidated cash flow reached approximately R$ 980 million in 2012, exceeding the upper end of increased full-year guidance of R$ 600 – R$ 800 million ---

 --- Launches reached R$ 2.95 billion, in line with the upper end of guidance, while sales totaled R$ 2.63 billion in 2012 ---

--- Consolidated sales velocity reached 20% in 4Q12, or 25% ex-Tenda ---

FOR IMMEDIATE RELEASE - São Paulo, January 14th 2013 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced operational results for the fourth quarter ending December 31, 2012.

Duilio Calciolari, Chief Executive Officer, said: “I am pleased to report that Gafisa’s full year results are in line with the operational targets we set in the turnaround strategy announced one year ago. Our fourth quarter results showed some improvements, with increase in unit deliveries. Importantly, the Gafisa Group generated cash from its core business.

Since the implementation of our turnaround plan began in the first quarter, unit deliveries exceeded the upper end of the full-year guidance range while operational consolidated cash flow surpassed the increased guidance range set in the third quarter.

Even though the operating performance indicates that our turnaround strategy is on track, margins are still expected to reflect the resolution of legacy projects.”

Gafisa Group is Generating Cash From its Core Business

The Gafisa Group ended the fourth quarter with around R$ 1.62 billion in preliminary unaudited cash and cash equivalents, a sequential improvement from R$ 1.23 billion at the end of 3Q12. Preliminary net debt was R$ 2.63 billion at the end of 4Q12, a R$ 310 million reduction from R$ 2.94 billion at the end of 3Q12. As a consequence, preliminary consolidated cash generation (cash burn) was positive at approximately R$ 310 million in 4Q12, leading to a 2012 preliminary result of R$ 617 million. Operational consolidated cash flow reached approximately R$ 980 million in 2012, exceeding the upper end of guidance for the full year of R$ 600 – R$ 800 million.

Delivered Projects

Gafisa Group delivered 139 projects/phases encompassing 27,107 units during 2012 and 9,378 units during the fourth quarter of this year, representing a 43% increase on the 6,545 delivered during 4Q11. In 2012, the projects delivered by the Gafisa Group totaled 27,107 units, representing a 20% y-o-y increase. The 2012 result exceeds the upper end of full-year guidance of between 22,000 and 26,000 units. See the accompanying chart for detailed information.

Consolidated Launches

Fourth-quarter launches totaled R$ 1.49 billion, a 230% increase compared to 3Q12. Y-o-Y launches increased 156% due to the implementation of the turnaround strategy announced at the end of 2011. Full-year consolidated launches totaled R$ 2.95 billion, a 16% decrease compared to 2011. The result represents 99% of the upper end of full-year launch guidance of R$ 2.4 to R$ 3.0 billion. Throughout the year, 35 projects/phases were launched across 12 states, with Gafisa accounting for 54% of launches and Alphaville the remaining 46% in terms of PSV (versus a 28% stake a year ago).

Table 1. Gafisa Group Launches (R$ million)

Launches	4Q12	3Q12	Q/Q(%)	4Q11	Y/Y(%)	2012	2011	Y/Y(%)
Gafisa Segment	813.767	114.291	612%	340.645	139%	1.608.648	2.156.718	-25%
Alphaville Segment	675.993	337.652	100%	344.786	96%	1.343.313	971.846	38%
Tenda Segment	0 -	0 -	0%	0 103.183,29	nm	0	397.733	nm
Total	1.489.760	451.943	230%	582.247	156%	2.951.961	3.526.298	-16%

Note: NM not meaningful

Consolidated Pre-Sales

Fourth-quarter consolidated pre-sales totaled R$ 905 million, a 31% sequential increase compared to 3Q12, and a 167% increase compared to 4Q11. In 2012, sales from launches represented 66% of the total, while sales from inventory comprised the remaining 34%.

Table 2. Gafisa Group Pre-Sales (R$ million)

Pre-sales	4Q12	3Q12	Q/Q(%)	4Q11	Y/Y(%)	2012	2011	Y/Y(%)
Gafisa Segment	498.452	327.990	52%	312.867	59%	1.599.528	2.180.087	-27%
Alphaville Segment	436.442	331.320	32%	244.307	79%	1.107.923	841.991	32%
Tenda Segment	-29.653	30.050	-199%	-218.759	-86%	-74.318	330.210	-123%
Total	905.241	689.361	31%	338.415	167%	2.633.134	3.352.288	-21%

Note: NM not meaningful

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 20.0%, compared to 8.8% in 4Q11, reflecting fewer launches to pursue remedial action at Tenda. Excluding the Tenda brand, fourth-quarter sales over supply was 25.1%, compared to 22.7% in 3Q12 and 17.7% in 4Q11. The consolidated sales speed of launches in the 4Q12 reached 47%.

Table 3. Gafisa Group Sales over Supply (SoS)

Sales Speed	4Q12	3Q12	Q/Q(%)	4Q11	Y/Y(%)	2012	2011	Y/Y(%)
Gafisa (A)	20,1%	16,5%	358 bps	13,4%	666 bps	44,6%	51,9%	-728 bps
Alphaville (B)	35,3%	36,4%	-110 bps	30,1%	520 bps	58,1%	59,7%	-167 bps
Total (A) + (B)	25,1%	22,7%	240 bps	17,7%	742 bps	49,3%	53,9%	-458 bps
Tenda (C)	-3,7%	3,8%	-750 bps	-30,6%	2693 bps	-9,9%	26,2%	-3603 bps
Total (A) + (B) + C)	20,0%	18,7%	138 bps	8,8%	1127bps bpsbps	42,2%	48,8%	-662 bps

Note: NM not meaningful

Inventory (Properties for Sale)

Consolidated inventory at market value increased R$ 619 million to R$ 3.6 billion from R$ 3.0 billion in the previous quarter. The market value of Gafisa inventory, which represents 55% of total inventory, increased to R$ 1.98 billion at the end of 4Q12. The market value of Alphaville inventory was R$ 812 million at the end of 4Q12, a 40.3% increase compared to the R$579 million in end of 3Q12. Tenda inventory was valued at R$ 827 million at the end of 4Q12, compared to R$ 764 million at the end of 3Q12. Despite the dissolutions of 2012, the Gafisa Group experienced positive demand for these units targeted at the low income segment. Of the 9,200 units returned to inventory, 68% were resold to qualified customers in 2012.

Table 4. Inventory at Market Value 4Q12 x 3Q12

	Inventory BP1 (3Q12)	Launches	Dissolutions	Contracted Sales	Price Adjustments + Other	Inventory EP2 (4Q12)	% Q/Q3	Sales Speed (VSO)[4]
Gafisa (A)	1.660.248	813.767		-498.452	8.132	1.983.694	19,5%	20,1%
Alphaville (B)	578.823	675.993		-436.442	-6.200	812.174	40,3%	35,0%
Total (A) + (B)	2.239.071	1.489.760	0	-934.895	1.932	2.795.867	24,9%	25,1%
Tenda (C)	764.589	0	317.589	-287.935	32.428	826.671	8,1%	-3,7%
Total (A) + (B) + C)	3.003.660	1.489.760	317.589	-1.222.830	34.360	3.622.538	20,6%	20,0%

Note: 1) BoP beginning of the period – 3Q12. 2) EP end of the period – 4Q12.  3) % Change 4Q12 versus 3Q12. 4)  4Q12 sales velocity.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$ 250,000.

Gafisa Launches

Fourth-quarter launches reached R$ 814 million and included 6 projects/phases concentrated in São Paulo and Rio de Janeiro, 612% higher than the R$ 114 million in the previous quarter, and an increase of 139% when compared to the previous year. Full-year launches totaled R$ 1.61 billion, a 25% decrease compared to 2011.

Gafisa Pre-Sales

Fourth-quarter pre-sales totaled R$ 498 million, a 52% increase compared to 3Q12. Sales from units launched during the same year represented 52% of total sales, while sales from inventory accounted for the remaining 48% in 2012. In 4Q12, sales velocity (sales over supply) was 20.1%, compared to 16.5% in 3Q12, and 13.4% in 4Q11. The sales velocity of Gafisa launches was 38% during the 4Q12.

Gafisa Delivery

During 2012, Gafisa delivered 44 projects/phases and 7,505 units, and delivered 2,770 units in the 4Q12.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices over R$ 100,000.

Alphaville Launches

Fourth-quarter launches totaled R$ 676 million, a 100% increase compared to 3Q12 and 96% increase versus the year-ago period, and included 11 projects/phases across 12 states. Full-year launches totaled R$ 1.34 billion, a 38% increase compared to 2011. The brand accounted for 46% percent of 2012 consolidated launches, up from 28% percent a year ago, underscoring the increasing share of Alphaville in the product mix.

Alphaville Pre-Sales

Fourth-quarter pre-sales reached R$ 436 million, a 32% increase compared to the third quarter of 2012 and 79% increase y-o-y. During 2012, the residential lots segment’s share of consolidated pre-sales increased to 42% from 25% in 2011. In 4Q12, sales velocity (sales over supply) was 35.0%, compared to 36.4% in 3Q12. Fourth-quarter sales velocity from launches was 57%. Sales from launches represented 81% of total sales, while the remaining 19% came from inventory.

Alphaville Delivery

During 2012, Alphaville delivered 8 projects/phases and 2,713 units.1 project/phase and 101 units were delivered in 4Q12.

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$ 80,000 and R$ 200,000.

Tenda Launches

Reflecting remedial actions at Tenda and a focus on execution and delivery, no projects were launched in 2012.

Tenda Pre-Sales

During the fourth-quarter gross pre-sales increased 15.8% Q-o-Q to R$ 288 million, compared to R$249 million in 4Q11. Y-o-Y gross pre-sales totaled R$ 1.17 billion, a 32% decrease compared to prior year period.

Since 1Q12, pre-sales recognition and the remuneration of the Tenda sales force has been contingent upon the ability to pass mortgages onto financial institutions. Fourth-quarter net pre-sales (gross pre-sales less dissolutions) were negative R$ 29.6 million compared with R$ 30 million in 3Q12. The net pre-sales results reflect the dissolution of contracts in 4Q12 of R$ 318 million with potential homeowners who no longer qualify for bank mortgages versus R$ 467 million in 4T11. Of the 9,200 units returned to inventory, 68% have already been resold to qualified customers within 2012.

Tenda Segment Operations

Since June 2011 the number of units contracted by financial institutions has accelerated, which in part reflects the addition of a new CEF unit dedicated to major homebuilders. In 2012, Tenda transferred around 13,000 units to financial institutions, or 108% of the midpoint of guidance provided for the full year of 10,000–14,000 customers, benefiting the positive operational cash flow achieved in the period.

Tenda Delivery

During 2012, Tenda delivered 87 projects/phases and 16,889 units, and delivered 6,507 units in 4T12.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Andre Bergstein

CFO/IRO

Phone: +55 11 3025-9305 /9242/9297

Fax: +55 11 3025-9348

Email: ir@gafisa.com.br

Media Relations (Brazil)

Débora Mari Michelucci

Maquina da Notícia Comunicação Integrada

Phone: +55 11 3147-7412

Fax: +55 11 3147-7900

Email: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 14, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer